UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2019

Commission File Number: 001-37403

THE STARS GROUP INC.

(Translation of registrant’s name into English)

200 Bay Street

South Tower, Suite 3205

Toronto, Ontario, Canada

M5J 2J3

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐             Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

On October 11, 2019, The Stars Group Inc. (the “Company”) filed a Material Change Report (the “Report”) on SEDAR at www.sedar.com with respect to entering into an agreement with Flutter Entertainment plc (“Flutter”) to join in an all-share combination.  On the same date, the Company also filed on SEDAR the (i) the Plan of Arrangement, dated October 2, 2019, between Flutter and the Company (the “Arrangement Agreement”), and (ii) Voting Support Agreements, each dated as of October 2, 2019, between Flutter on the one hand and each of the Company’s directors and certain of its shareholders on the other (the “Voting Support Agreements”).

Copies of the Report and the Voting Support Agreements are each attached hereto as Exhibit 99.1 through Exhibit 99.12, respectively, and are incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

The Stars Group Inc.

Date: October 11, 2019	By:	/s/ Brian Kyle
	Name:	Brian Kyle
	Title:	Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description

99.1	Material Change Report, dated October 11, 2019
99.2	Arrangement Agreement, dated October 2, 2019, between Flutter Entertainment plc and The Stars Group Inc.
99.3	Voting Support Agreement, dated as of October 2, 2019, between Alfred F. Hurley, Sr. and Flutter Entertainment plc
99.4	Voting Support Agreement, dated as of October 2, 2019, between Caledonia (Private) Investments PTY Limited and Flutter Entertainment plc
99.5	Voting Support Agreement, dated as of October 2, 2019, between Divyesh (Dave) Gadhia and Flutter Entertainment plc
99.6	Voting Support Agreement, dated as of October 2, 2019, between David Lazzarato and Flutter Entertainment plc
99.7	Voting Support Agreement, dated as of October 2, 2019, between Eugene Roman and Flutter Entertainment plc
99.8	Voting Support Agreement, dated as of October 2, 2019, between Harlan W. Goodson and Flutter Entertainment plc
99.9	Voting Support Agreement, dated as of October 2, 2019, between John Schappert and Flutter Entertainment plc
99.10	Voting Support Agreement, dated as of October 2, 2019, between Mary Turner and Flutter Entertainment plc
99.11	Voting Support Agreement, dated as of October 2, 2019, between Rafael Ashkenazi and Flutter Entertainment plc
99.12	Voting Support Agreement, dated as of October 2, 2019, between ValueAct Capital Master Fund, L.P. and Flutter Entertainment plc